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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                   Commission File Number 1-4368


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
             [ ] Form N-SAR

         For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


         For the Transition Period Ended: _________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________.


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant THE LTV CORPORATION

Former name if applicable

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Address of principal executive office (Street and number)

                         6801 BRECKSVILLE ROAD

City, state and zip code INDEPENDENCE, OH 44131-5044


                                     PART II

                             RULE 12b-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
[ ] report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On December 29, 2000, The LTV Corporation, a Delaware corporation (the "Company"), and 48 of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Ohio, Eastern Division (the "Court"). On December 7, 2001, the Court entered an order that, among other things, authorized the Debtors to implement an asset protection plan (the "APP") for the safe and orderly cessation of their integrated steel businesses, with the ultimate goal of selling all of the Company's businesses by the end of the APP, which is projected to occur over a nine-month period. In connection with the implementation of the APP and as a result of the bankruptcy proceedings, a significant portion of the Company's employees have either left or been terminated. In addition, senior management and remaining members of the Company's accounting and finance staff have been required to devote substantially all of their time and effort to matters relating to the implementation of the APP. Finally, the APP limits the Company's expenditures to preserve those resources for the Company's creditors, and the APP contains no provision for expenditures related to the compilation or audit of the Company's fourth quarter and full-year 2001 financial statements. The Company asked permission of its creditors (as it is required to do under the APP) to expend the funds necessary to pay for the compilation and audit of the required financial statements, but the request was denied on March 21, 2002. The Company now expects to file an abbreviated Form 10-K omitting the required financial statements pursuant to Rule 12b-21 as being unavailable without unreasonable effort or expense, but was unable to complete the abbreviated filing on or prior to April 1, 2002 without unreasonable effort. For all of the foregoing reasons, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2001 within the prescribed time period without unreasonable effort and expense.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                   Glenn J. Moran                         (216) 622-5000
                        (Name)                    (Area Code) (Telephone Number)


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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment A.



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                               THE LTV CORPORATION
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                               THE LTV CORPORATION


Date: April 2, 2002

                               By: /s/ Glenn J. Moran
                                   -----------------------
                                   Glenn J. Moran
                                   Chief Executive Officer



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                                  ATTACHMENT A


         Due to the Company's bankruptcy proceeding, the related winding down of the Company's operations and the on-going sale of the Company's assets in connection with the implementation of the APP, it is anticipated that the Company's results of operations for the fiscal year ended December 31, 2001 will change significantly from the results of operations for the fiscal year ended December 31, 2000. However, an estimate of these changes cannot be made at this time because the Company does not have the resources to create financial information in compliance with generally accepted accounting principles ("GAAP"), and because of the need to revise the Company's financial statements to utilize the liquidation method of accounting as a result of the implementation of the APP and related sale process.

         Pursuant to Rule 12b-21, the Company intends to omit from its Annual Report on Form 10-K all financial data required to be prepared in accordance with GAAP pursuant to Regulation S-X for the periods reflected therein.



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